Mail Stop 4561

March 23, 2009

Teresa L. Martin
Chief Financial Officer and Executive Vice President
FGBC Bancshares, Inc.
101 Main Street
Franklin, Georgia 30217

      Re: **FGBC Bancshares, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2007
               Form 10-Q for Fiscal Period Ended September 30, 2008
               File No. 000-51957

Dear Ms. Martin:

      We have completed our review of your Form 10-K for Fiscal Year Ended December 31, 2007 and your Form 10-Q for Fiscal Period Ended September 30, 2008 and have no further comments at this time.

               Sincerely,

               Kevin W. Vaughn
               Branch Chief